March 18, 2010

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C.  20549

RE:	Equifax Inc.
Form 10-K for the Year Ended December 31, 2009
Filed February 23, 2010
File No. 001-06605

Dear Mr. Spirgel:

We have reviewed the comment letter dated March 4, 2010 from the staff (“Staff”) of the Securities and Exchange Commission related to the above-mentioned filing by Equifax Inc. (the “Company” or “Equifax”).  With respect to each of the items in that letter, we are providing the following responses.  To assist your review, we have included the text of the Staff’s comments below in italicized type.

Form 10-K for the Year Ended December 31, 2009

Note 9.  Obligations and Funded Status, page 87

1.              Please tell us why it is appropriate to consolidate the information related to the CRIP (a foreign plan) with the USRIP.  Refer to your basis in the accounting literature.

Company Response:  FASB Accounting Standards Codification, or ASC, paragraph 715-20-50-4 states, “A U.S. reporting entity may combine disclosures about pension plans or other postretirement benefit plans outside the U.S. with those for U.S. plans unless the benefit obligations of the plans outside the U.S. are significant relative to the total benefit obligation and those plans use significantly different assumptions.”  The benefit obligation for the Canadian Retirement Income Plan, or CRIP, at December 31, 2009 was $40.6 million, or 6.5%, of the $624.2 million total benefit obligation for our pension plans.  Additionally, the primary assumptions used to value the CRIP’s benefit obligation and net periodic benefit cost (namely, the discount rate and expected return on plan assets assumptions) are not significantly different from our other plans.  The discount rate used to determine the CRIP benefit obligation at December 31, 2009 was 6.50% compared to a weighted-average for our U.S. plans of 5.72% (which includes a range of 5.26% to 6.50%).  The expected return on plan assets assumption for the CRIP for the year ended December 31, 2009 was 7.50% compared to a weighted-average for our U.S. plans of 8.07% (which includes a range of 7.50% to 8.25%).  The methodology used to determine the discount rate and expected return on plan assets assumptions is the same for all of our pension plans.  Since the CRIP benefit obligation is not significant relative to our total pension benefit obligation and the assumptions are similar among all of our pension plans, we believe it was appropriate to consolidate the disclosure of our CRIP with our U.S. pension plans in our 2009 Form 10-K.

2.              We note that the benefit obligation significantly exceeds the plan assets.  We also note that you disclose on page 44 that “the USRIP met or exceeded ERISA’s minimum funding requirements.”

Please tell us in more detail why you have no funding requirement for the USRIP under the Pension Protection Act.

Company Response:  Although we reported a net benefit liability of $118.8 million at December 31, 2009, $52.0 million of the liability was related to our non-qualified supplemental retirement plans which are not subject to the funding requirements of the Pension Protection Act.  The Company has historically contributed to its qualified pension plans amounts exceeding any mandated minimum contribution amounts.  We have accumulated a credit balance which can be used to offset future required contributions.  Funding requirements for 2009 were determined prior to the merger of our U.S. Retirement Income Plan, or USRIP, and Equifax Inc. Pension Plan, or EIPP.  For 2009, the USRIP had a calculated minimum required contribution of $570,000; however, the plan had a credit balance of $61.7 million that could be used to offset this amount, thus no contribution was required.  Similarly, the EIPP had a calculated minimum required contribution of $4 million for 2009 and a credit balance of $14.3 million, thus no contribution was required.  In addition, we made discretionary contributions to the EIPP of $15 million in January 2009 and $12.5 million in December 2009.  We also made a discretionary contribution of $20 million to the combined USRIP plan in January 2010.  As a result of the funding contributions made and accumulated credit balances, we currently have no funding requirement for the USRIP.

Note 10.  Restructuring Charges, page 94

3.              We note that you had total headcount reductions of 700 positions in 2009 and 300 positions in 2008.  Please tell us why these reductions had no impact on your benefit plans.

Company Response:  These reductions had minimal impact on our benefit plans.  Of the 1,000 total positions eliminated in 2009 and 2008, approximately 500 were not pension-eligible (approximately 430 of the positions were located in international geographies, other than Canada, which are not covered by our pension plans and the remaining 70 positions were from recently acquired companies whose employees were not participants in our plans).  The remaining positions were pension-eligible (approximately 400 positions were in the U.S. and 100 were in Canada).

With respect to the pension-eligible positions, we considered the curtailment guidance in FASB ASC paragraph 715-30-15-6 which defines a curtailment as “an event that eliminates for a significant number of employees the accrual of defined benefits for some or all of their future services”.  Per FASB ASC 715-30-15-6, curtailments include “termination of employees’ services earlier than expected.”  Effective January 1, 2009, we amended our U.S. Equifax Inc. Pension Plan to freeze the plan for employees who did not meet certain grandfathering criteria related to retirement eligible employees.  Under these amendments, the plan was closed to new participants and the service credit for non-grandfathered participants was frozen, but these participants continued to receive credit for salary increases and vesting of service.  As the service credit for vested employees (those with more than five years of service) was frozen under the plan amendment, there would be no change to our accrual for these individuals regardless of termination.  Therefore, only the termination of unvested employees (those with less than five years of service) could potentially impact our pension accrual.  Of the 400 pension-eligible U.S. positions terminated, only 150 employees had less than five years of service.  This represents 1.3% of the approximately 11,900 total U.S. plan participants and is not considered significant to our U.S. plan.

For Canada, participants are immediately vested in their benefit.  Termination of retirement eligible employees would have a minimal impact on our pension accrual as these employees are not expected to perform a significant amount of future services.  Twenty of the 100 Canadian terminations were retirement eligible.  Therefore, only the termination of non-retirement eligible participants could potentially impact our pension accrual.  The 80 non-retirement eligible terminations represented 6.7% of the approximately 1,200 total Canadian plan participants which is not considered significant to our Canadian plan.

As the U.S. and Canadian pension-eligible terminations did not impact a “significant number of employees” per the guidance above, these events are not considered curtailments and had minimal impact on our plans.

*    *    *

As requested by the Commission, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to me at (404) 885-8440.  My fax number is (404) 885-8087.

Sincerely,

/s/ Nuala M. King

Nuala M. King
Senior Vice President and Corporate Controller

cc:	Richard F. Smith, Chairman and Chief Executive Officer
Lee Adrean, Corporate Vice President and Chief Financial Officer
Kent E. Mast, Corporate Vice President and Chief Legal Officer